UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____________ TO _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.

RETIREMENT SAVINGS AND

EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.

1400 WEST 94TH STREET

MINNEAPOLIS, MINNESOTA 55431

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016	3

Notes to Financial Statements	4-10

Supplemental Schedules

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016	11

Schedule H, line 4j – Schedule of Reportable Transactions
December 31, 2016	12

Signature	13

Exhibit: Consent of Independent Registered Public Accounting Firm

Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and Administrator of
Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan
Minneapolis, Minnesota
We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedules of (1) Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year) as of December 31, 2016 and (2) Schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
June 26, 2017

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2016	2015
Assets:
Investments, at fair value	$537,695,316	$480,257,307
Fully benefit responsive investment contract, at contract value	29,367,368	30,889,684
Employer contributions receivable	3,181,804	1,240,835
Notes receivable from participants	4,920,342	5,280,723
Total assets	575,164,830	517,668,549
Net assets available for benefits	$575,164,830	$517,668,549

See notes to financial statements

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016
Investment income:
Net appreciation of the fair value of investments	$91,931,167
Interest and dividend income	9,887,962
101,819,129

Interest income on notes receivable from participants	215,708

Contributions:
Employer	9,932,497
Participants	15,639,591
Rollovers	753,758
26,325,846

Total additions	128,360,683

Deductions:
Benefits paid to participants	(70,849,152)
Administrative expenses	(15,250)
Total deductions	(70,864,402)

Net increase in net assets available for benefits	57,496,281

Net assets available for benefits, beginning of year	517,668,549
Net assets available for benefits, end of year	$575,164,830

 See notes to financial statements

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 1. Description of the Plan

The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company is the Plan’s trustee (the Trustee) and record keeper.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Eligibility All regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions, unless their labor agreement and the Plan document provide for it.

Contributions Participants may contribute up to 50% of annual compensation through pre-tax 401(k) contributions or after-tax Roth 401(k) contributions, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans. Participants over age 50 may contribute an additional catch-up contribution. Employees who are not covered by a collective bargaining agreement are automatically enrolled at a 3% pre-tax 401(k) contribution rate forty-five days after they become eligible unless they proactively opt out of the Plan.

Information about employer contributions made to eligible participants is as follows:

Participant Group	Company Contribution	Contribution Paid	Investment Allocation	Vesting	Employer Contributions Year Ended December 31, 2016
All eligible regular full-time and part-time employees as defined in the Plan document excluding those covered by labor agreements	100% of the first 3% and 50% of the next 2% of compensation contributed by the participant	Each pay period	50% invested directly in the Company's Common Stock and 50% as the participant's contributions are directed	Immediate	$6,978,612
All eligible participants hired after July 31, 2013 as defined by the Plan document	3% of participant's compensation	After Plan year end	100% as the participant's contributions are directed (in the event the participant is not contributing, 100% is allocated to the age appropriate JP Morgan Smart Retirement Fund)	After 3 years of vesting service	2,715,690
Chillicothe, Missouri and Stevens Point, Wisconsin employees hired after February 15, 2013, and Cresco, Iowa employees hired after June 26, 2015 covered by three collective bargaining agreements	4% of participant's compensation	After Plan year end	100% as the participant's contributions are directed (in the event the participant is not contributing, 100% is allocated to the age appropriate JPMCB Smart Retirement Fund)	After 3 years of vesting service	238,195
Total employer contributions					$9,932,497

Participant Accounts Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate his or her contributions, the contributions are placed in the age appropriate JP Morgan Smart Retirement Fund. The participant may directly invest up to 15% of his or her contributions in the Company’s common stock. Each participant’s account is credited with his or her contributions, including rollover contributions, his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.

The allocation of the participant’s contributions to the investment funds may be changed daily with one restriction. If the participant has less than 15% of his or her total balance in the Donaldson Company Inc. Common Stock Fund, the participant is able to transfer funds into it up to the amount where the total invested in the fund is 15% of the participant’s total balance.

Vesting Participants are 100% vested in their accounts at all times with the exception of contributions made under the annual retirement contribution and the fixed annual Stevens Point and Cresco contribution outlined above. The annual retirement contribution and the fixed annual Stevens Point and Cresco contribution become fully vested after three years of vesting service.

Forfeited Accounts Forfeited non-vested accounts may be used to restore accounts for rehired participants; reduce employer contributions; or reduce Plan expenses. Forfeited non-vested accounts totaled $193,860 and $86,391 as of December 31, 2016 and 2015, respectively.

Payment of Benefits Upon termination of employment, disability, or termination of the Plan, a participant or designated beneficiary will receive the participant’s account balance in a lump-sum payment. If the participant’s termination is considered a retirement, as defined in the Plan document, a participant or designated beneficiary can receive a partial distribution. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Company.

Notes Receivable from Participants Under the Plan document, participants may borrow up to 50% of their participant contribution account balance or $50,000, whichever is less. Company contributions are not available for loans. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is 1% over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans as of December 31, 2016 and 2015, ranged from 4.25% to 8.25%. Loans mature at various dates through July 2026 and are generally paid through payroll deductions.

Plan Termination The Company has the right under the Plan document to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

Note 2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following is a summary of significant policies which are consistently followed in the preparation of its financial statements.

Valuation of Investments The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, as determined by the Trustee, and are based on published market quotations. See Note 7 for disclosure of the Plan’s fair value measurements. Investment contracts held by a defined-contribution plan are reported at contract value as this is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Earnings Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation or depreciation in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation or depreciation consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Contributions Participant contributions are recorded in the period the Company makes the payroll deductions. Company contributions are recorded in the period that the participant earns the contributions and are deposited into the Plan after each Plan year end.

Benefits Paid to Participants Benefits paid to participants are recorded when paid.

Plan Expenses Investment management fees and administrative fees charged by the Trustee are paid by the Plan. Other expenses, including legal, accounting, and other services, are paid by the Company.

Use of Estimates The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties The Plan provides for various investment options in a combination of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits in future periods.

Concentration of Market Risk As of December 31, 2016 and 2015, approximately 40% and 35% of the Plan’s net assets available for benefits were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

Recent Accounting Pronouncements In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 820), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (Consensus of the FASB Emerging Issues Task Force) (“ASU 2015-07”). Part I of this ASU designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II of this ASU simplifies and makes more effective the investment disclosure requirements. Part III of this ASU applies to entities that have a fiscal year-end that does not coincide with a month-end and allows plans to measure investments as of a month-end date closest to the plan’s fiscal year-end which does not apply to the Plan. Parts I and II of ASU 2015-12 were effective for the Plan year ending December 31, 2016 and were adopted retrospectively.
In May 2015, FASB issued ASU 2015-07, Fair Value Measurement (Topic 850): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (ASU 2015-07), which removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 was effective for the Plan year ending December 31, 2016 and was adopted retrospectively.
Note 3. Investments

The investments that represent 10% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2016	2015
Donaldson Company, Inc. Common Stock Fund*	$231,007,438	$178,610,989
Fidelity Contrafund K	65,765,529	72,890,235

*Indicates a party-in-interest investment

Note 4. Nonparticipant-Directed Investments

As of December 31, 2016 and 2015 the balance in the nonparticipant-directed portion of the Donaldson Company, Inc. Common Stock Fund totaled $231,007,438 and $178,610,989, respectively. Information about the significant components of the changes in net assets available for benefits for that fund is as follow:

Year Ended December 31, 2016
Contributions	$4,175,739
Dividend income	2,950,577
Net appreciation	77,804,186
Benefits paid to participants	(21,661,067)
Administrative expenses	(17,791)
Net transfers to participant-directed investments	(10,855,195)
$52,396,449

Note 5. Tax Status

The Company has received a favorable determination letter from the IRS, dated September 14, 2013, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the Code) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Company to evaluate tax positions taken. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2013.

Note 6. Related Party Transactions

Participants have the option to direct their contributions to be invested in certain mutual funds, which are sponsored by the Trustee, and a Company stock fund comprised of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s common stock.

As of December 31, 2016 and 2015, the Plan held 5,488,031 and 6,231,973 shares of Donaldson Company stock, valued at $231,007,438 and $178,610,989, respectively. Dividends received on Donaldson Company Stock were $2,950,577 for the year ended December 31, 2016. For the year ended December 31, 2016 purchases and sales of Donaldson Company Stock were $4,497,725 and $32,833,499, respectively.

As of December 31, 2016 and 2015, the Plan held 30,728,719 and 32,357,594 units of funds sponsored by the Trustee, valued at $129,823,065 and $121,810,917, respectively. Dividends received on Trustee sponsored funds were $3,693,265 for the year ended December 31, 2016. For the year ended December 31, 2016 purchases and sales of Trustee sponsored funds were $19,912,319 and $33,158,512, respectively.

Note 7. Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820 (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Level 1 – Quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2016.

Donaldson Company, Inc. Common Stock Fund Investments in the Donaldson Company, Inc. Common Stock Fund are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds Investments in mutual funds are stated at fair value based on quoted market prices.

Common/Collective Trusts Investments in collective trust funds are valued at fair value reported by the fund managers based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund. The common/collective trusts include investments in target date retirement funds. The objective of these funds is to seek total return with a shift to current income and some capital appreciation over time as the funds approach and pass their target retirement date by investing primarily in other common/collective or commingled funds.

As of December 31, 2016, the Plan had no unfunded commitments related to the common/collective trusts. There are no participant redemption restrictions for these investments.

Fully Benefit Responsive Investment Contract Investments in the fully benefit responsive investment contract (investment contract) are valued at contract value, which approximates fair value. It is the policy of the investment contract to use its best efforts to maintain a stable net asset value of $1.00 per unit; although there is no guarantee that the investment contract will be able to maintain this value. The investment contract uses independent pricing services approved by the Trustee to value its investments. When current market prices or quotations are not readily available or reliable, valuations may be determined in good faith in accordance with procedures adopted by the Trustee. Factors used in determining value may include market or security specific events, changes in interest rates, and credit quality. The objective of the investment contract is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital by investing in assets and entering into contracts issued by third-parties and investing in cash equivalents represented by shares in a money market fund. See Note 8 for further information on the investment contract.

The Company reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the years ended December 31, 2016 or 2015. The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$231,007,438	$—	$—	$231,007,438
Mutual Funds and Interest Bearing Cash	207,603,737	—	—	207,603,737
Total assets in the fair value hierarchy	$438,611,175	$—	$—	438,611,175
Collective trust fund investments measured at net asset value				99,084,141
Total assets measured at fair value				$537,695,316

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$178,610,989	$—	$—	$178,610,989
Mutual Funds and Interest Bearing Cash	211,265,173	—	—	211,265,173
Total assets in the fair value hierarchy	$389,876,162	$—	$—	389,876,162
Collective trust fund investments measured at net asset value				90,381,145
Total assets measured at fair value				$480,257,307

Note 8. Investment Contract with Company

The Plan has a fully benefit-responsive investment contract with Fidelity Management Trust Company (FMTC), the Fidelity Managed Income Portfolio II (MIP II or Investment Contract). The objective of the MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, MIP II invests in assets and enters into contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund. The contract is included in the financial statements at contract value as reported to the Plan by FMTC. Contract value represents contributions made under the contract, plus interest and dividends credited less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. As of December 31, 2016 and 2015, the contract value of the traditional fully benefit-responsive contract with FMTC was $29,367,369 and $30,889,684, respectively. The contract has certain restrictions that impact the ability to collect the full contract value. Withdrawals prompted by certain events, including premature termination of the contract by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, may be paid at market value, which may be less than book value. The Company believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. FMTC is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.

The spot yield rates for the MIP II were as follows:

	As of December 31,
	2016	2015
Rate of return on investments underlying the contract*	2.01%	1.97%
Based on interest rate credited to participants**	1.58%	1.52%

*Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

**Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

As of December 31, 2016, the Plan had no unfunded commitments related to the investment contract. Redemptions made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur, and may be subject to certain redemption fees.

Note 9. Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan's financial statements.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2016
EIN 41-0222640
Plan Number 007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment	Cost	Current
	Borrower, Lessor	Including the Maturity Date,		Value
	or Similar Party	Rate of Interest, Collateral,
		Par or Maturity Value
*	Donaldson Company, Inc. Common Stock Fund	Common Stock, 5,488,031 shares participation	$65,290,546	$231,007,438
*	Fidelity Contrafund K	Mutual Fund, 668,485 units of participation	**	65,765,529
*	Fidelity Managed Income Portfolio II Fund	Investment Contract, 29,367,368 units of participation	**	29,367,368
	John Hancock Disciplined Value	Mutual Fund, 1,457,552 units of participation	**	28,232,780
	Hartford Schroder U.S. Opportunities Fund	Mutual Fund, 931,460 units of participation	**	24,096,860
	BlackRock Total Return K	Mutual Fund, 1,785,567 units of participation	**	20,676,865
*	Fidelity 500 Index Fund	Mutual Fund, 262,181 units of participation	**	20,541,905
	JP Morgan Smart Retirement 2025	Common/Collective Trust, 562,112 units of participation	**	18,684,593
	JP Morgan Smart Retirement 2030	Common/Collective Trust, 524,310 units of participation	**	17,837,033
	JP Morgan Smart Retirement 2020	Common/Collective Trust, 564,830 units of participation	**	17,803,453
*	Fidelity Diversified International K	Mutual Fund, 425,615 units of participation	**	14,143,193
	JP Morgan Smart Retirement 2035	Common/Collective Trust, 367,882 units of participation	**	12,772,878
	JP Morgan Smart Retirement 2040	Common/Collective Trust, 328,726 units of participation	**	11,528,406
	Brokeragelink Fund	Mutual Fund, 10,321,916 units of participation	**	10,321,916
	American Beacon Small Cap Value	Mutual Fund, 268,640 units of participation	**	7,422,526
	Hood River Small Cap Growth Fund	Mutual Fund, 207,690 units of participation	**	6,951,376
	JP Morgan Smart Retirement 2015	Common/Collective Trust, 201,719 units of participation	**	5,942,649
	Dodge & Cox International	Mutual Fund, 146,839 units of participation	**	5,594,562
	JP Morgan Smart Retirement 2045	Common/Collective Trust, 158,392 units of participation	**	5,569,073
	Participant Loans	Participant loans receivable, interest rates from 4.25% to 8.25%, payable through July 2026	—	4,920,342
	JP Morgan Smart Retirement 2050	Common/Collective Trust, 123,989 units of participation	**	4,337,134
	Vanguard Inflation Protected Fund	Mutual Fund, 151,144 units of participation	**	3,851,155
	JP Morgan Smart Retirement 2055	Common/Collective Trust, 133,618 units of participation	**	2,338,324
	JP Morgan Smart Retirement Income	Common/Collective Trust, 84,819 units of participation	**	2,270,598
*	Fidelity Retirement Government II	Money Market, 5,070 units of participation	**	5,070
				$571,983,026

*	Denotes party-in-interest.

**	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant-directed accounts.

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan
Schedule H, line 4j — Schedule of Reportable Transactions
For the Year Ended December 31, 2016
EIN 41-0222640
Plan Number 007

Identity of Party Involved	Description of Assets	Selling Price	Cost of Asset	Net Gain

DCI	Donaldson Company, Inc. Common Stock Fund	$26,196,480	$8,062,740	$18,133,740

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 26, 2017	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ Scott J. Robinson
Scott J. Robinson Vice President, Chief Financial Officer